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                        Independent Contractor Agreement

This Independent Contractor Agreement ("Agreement"), is made and effective this __________, by and between Gen-Net Lease Income Trust, Inc. ("Trust") and
___________________ ("Independent Contractors").

NOW, THEREFORE, the parties hereto agree as follows:

1.  Contract.
Trust hereby agrees to initially contract with the Independent Contractors in accordance with the terms of this Agreement.

2.  Duties.
Independent Contractors shall have the following duties and responsibilities, in addition to other obligations set forth in this Agreement:

    A. Independent Contractors primary responsibility is to, following consultation with the Trust's management, develop, implement and manage a sales plan for Trust's stock offering sold under the name Gen-Net Lease Income Trust, Inc. ("Product"). This shall include, but is not limited to, development of a target account list, sales and other forecasts, management of Trust's distribution channels, and coordination with Trusts marketing personnel. Sales forecasts shall be reviewed with Trust management weekly. Independent Contractors shall be responsible for the Trusts achievement of sales of the Products set forth in the Independent Contractors sales forecasts. Independent Contractors shall be responsible for sales in all territories except for the list defined herein below.

    B. Independent Contractors shall maintain a current listing of all Customers and potential Customers in the Territory serviced by Independent Contractors. All such records contained in the files shall be the property of Trust and shall be subject to the restrictions set forth in Section 7., Confidentiality, of this Agreement. The files should contain at least the following information for each Customer and potential Customer, in addition to any other information requested by
        Trust: Customer name, name of principal contact, history of contacts (including purpose of meeting, location, attendees' names and titles, products discussed and Customer's reactions), historical and current purchasing records, notes and reflections on the Customer's attitude towards Trust and the Products, copies of all correspondence between Trust and the Customer, and next activity to be taken.

3.  Territory.
Independent Contractors shall perform sales and sales related duties in State that have been cleared (blue-sky) for sales of securities.

4.  Compensation.
Independent Contractors be paid compensation during this Agreement as follows:

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    A.  The Independent Contractors shall be paid a fee for sales completed by
        Independent Contractors in the Territory as follows: 100 basis points for sales. Fees will be computed on the actual sales price paid by a Customer. A fee on sales shall not be due and payable to Independent Contractors until a sale is completed. Independent Contractors acknowledge and agree that Trust has not and does not make any representation or warranty as to the amount of the fee, which Independent Contractors may earn.

5.  Expenses.
Trust will review and reimburse acceptable expense items related to the Independent Contractors duties.

6.  House Accounts, Out of Territory.
A. Independent Contractors shall not be entitled to collect fees on sales made by the Trust to following "House Accounts" see exhibit A. The attached list of House Accounts may be reasonably modified by Trust once each calendar year and Independent Contractors shall not be entitled to any fees for sales made to a newly named House Account.

7.  Confidentiality Provision.
Independent Contractors shall not disclose to anyone any Confidential Trust Information. For the purposes of this Agreement, "Confidential Information" shall include any of Trust's confidential, proprietary or trade secret information that is disclosed to Independent Contractors otherwise learns in the course of this engagement such as, but not limited to, business plans, customer lists, financial statements, software diagrams, flow charts and product plans. Confidential Information shall not include any information which: (i) is or becomes publicly available through no act of Independent Contractors; (ii) is rightfully received by Independent Contractors from a third party without restrictions; or (iii) is independently developed by Independent Contractors.

8.  Term and Termination.

    A. Independent Contractors agreement with the Trust and the performance of this Agreement shall start on 10/10/02 and shall continue for the term of the offering. Thereafter, the Agreement may be renewed for any subsequent offerings upon the mutual agreement of Independent Contractors and Trust.

    B. Notwithstanding the foregoing, either party may terminate this Agreement without notice in the event that the other party fails to observe or perform any material obligation in this Agreement. A material breach of this Agreement by Sales Executive shall include, but is not limited to failure to achieve forecasted sales; making false, fraudulent or inappropriate statements about Trust, its employees or products; engaging in any unethical, immoral or unprofessional conduct; or falsifying or misrepresenting any information to Trust. Either party may

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        terminate without cause upon written notice to the other which termination shall occur Sixty (60) days after Notice is reasonably given.

9.  Notices.
Any notice required by this Agreement or given in connection with it, shall be in writing and shall be given to the appropriate party by personal delivery or by certified mail, postage prepaid, or recognized overnight delivery services;

     If to Trust:

         Gen-Net Lease Income Trust, Inc.
         24081 West River Road-First Floor
         PO Box 417
         Grosse Ile, MI 48138

     and if to Independent Contractors:


10. Final Agreement.
This Agreement terminates and supersedes all prior understandings or agreements on the subject matter hereof. This Agreement may be modified only by a further writing that is duly executed by both parties.

11.  Governing Law.
This Agreement shall be construed and enforced in accordance with the laws of the state of Michigan.

12.  Headings.
Headings used in this Agreement are provided for convenience only and shall not be used to construe meaning or intent.

13.  No Assignment.
Neither this Agreement nor any or interest in this Agreement may be assigned by Independent Contractors without the prior express written approval of Trust, which may be withheld by Trust at Trust's absolute discretion.

14.  Severability.
If any term of this Agreement is held by a court of competent jurisdiction to be invalid or unenforceable, then this Agreement, including all of the remaining terms, will remain in full force and effect as if such invalid or unenforceable term had never been included.

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15. Arbitration.
The parties agree that they will use their best efforts to amicably resolve any dispute arising out of or relating to this Agreement. Any controversy, claim or dispute that cannot be so resolved shall be settled by final binding arbitration in accordance with the rules of the American Arbitration Association (AAA) and judgment upon the award rendered by the arbitrator may be entered in any court having jurisdiction thereof. Any such arbitration shall be conducted in Michigan, or such other place as may be mutually agreed upon by the parties. Within fifteen (15) days after the notice of claim for arbitration, both parties shall agree upon one person to act as arbitrator, or agree upon one from the list supplied by AAA or by the Federal Conciliation Service. Each party shall bear its own costs and expenses and an equal share of the arbitrator's expenses and administrative fees of arbitration.

IN WITNESS WHEREOF, the parties have signed this Agreement as of the date first above written.

GEN-NET LEASE INCOME TRUST, INC.


BY: _____________________________
      JERRY BRINGARD, CHAIRMAN


BY: _____________________________